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                                August 8, 2022

       Anthony Ang
       Chairman and Chief Executive Officer
       Global Star Acquisition, Inc.
       1641 International Drive, Unit 208
       McLean, VA 22102

                                                        Re: Global Star
Acquisition, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 28, 2022
                                                            File No. 333-266387

       Dear Mr. Ang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed July 29, 2022

       Risk Factors
       If we seek stockholder approval of our initial business combination..., page 44

   1. We note disclosure in your risk factor that your sponsor, officers, directors and affiliates may purchase shares
from public holders for the purpose of voting those shares in favor of a proposed business
combination, thereby increasing the likelihood of the completion of the combination. Please
explain how such purchases would comply with the requirements of Rule 14e-5 under the
Exchange Act. Refer to Tender Offer Rules and Schedules
                                                        Compliance and
Disclosure Interpretation 166.01 for guidance.
       Exhibits

   2.                                                   Please revise your fee
table to register the rights as a separate security.
 Anthony Ang
Global Star Acquisition, Inc.
August 8, 2022
Page 2
General

3. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
       Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,
FirstName LastNameAnthony Ang
                                                             Division of
Corporation Finance
Comapany NameGlobal Star Acquisition, Inc.
                                                             Office of Real
Estate & Construction
August 8, 2022 Page 2
cc:       Andrew Tucker
FirstName LastName